

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAST SHORE PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 MOTOR PARKWAY SUITE 202
(No. and Street)

HAUPPAUGE	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Carroll **(631) 622-3100**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

SALIBELLO & BRODER LLP
(Name – if individual, state last, first, middle name)

633 THIRD AVENUE, 13TH FLOOR, NEW YORK, NEW YORK 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any its possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Paul Carroll**, Swear (or affirm) that,

to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

East Shore Partners, Inc., as

of **December 31,** , 20**06**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

LISA PENA
Notary Public, State of New York
No. 01PE6155779
Qualified in Suffolk County
My Commission Expires 11-20-2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders, Equity or Partners, or Sole Proprietors, Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section240.17a-5(e)(3).*

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
East Shore Partners, Inc.
Hauppauge, New York

We have audited the accompanying statement of financial condition of East Shore Partners, Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Salibello + Broder LLP

February 26, 2007

EAST SHORE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Assets

Cash and cash equivalents	$	224,744
Deposit with clearing broker, including interest of $1,068		147,417
Receivable from broker-dealers and clearing broker		177,494
Accounts receivable		7,101
Marketable securities, at fair value		7,737
Property and equipment, at cost less accumulated depreciation of $168,144		29,868
Prepaid expenses and other assets		56,122
	$	650,483

Liabilities and Shareholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	197,046
Payable to broker-dealers		29,934
Commissions payable		15,243
Total liabilities		242,223
Shareholders' equity:		
Common stock, $.001 par value, 1,000 shares authorized, 100 shares issued		-
Additional paid-in capital		150,000
Retained earnings		327,794
		477,794
Less: 30 shares of common stock in treasury, at cost		69,534
Total shareholders' equity		408,260
	$	650,483

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 4,373,315
Research/brokerage services	393,046
Interest and dividend income	23,682
Unrealized losses on marketable securities	(1,317)
Other Income	35,779
Total revenues	4,824,505
Expenses:	
Employee compensation and benefits	2,936,706
Communication and data processing	455,267
Floor brokerage, exchange, and clearance fees	426,538
Professional fees	264,254
Occupancy	148,418
Other expenses	305,125
Total expenses	4,536,308
Net income	$ 288,197

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	SHAREHOLDERS' EQUITY
Balance at January 1, 2006	$ -	$ 150,000	$ 287,010	$ 69,534	$ 367,476
Net income	-	-	288,197	-	288,197
Dividends paid	-	-	(247,413)	-	(247,413)
Balance at December 31, 2006	$ -	$ 150,000	$ 327,794	$ 69,534	$ 408,260

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows provided by operating activities:		
Net income	$	288,197
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		24,126
Unrealized losses on marketable securities		1,317
(Increase) decrease in operating assets:		
Deposit with clearing broker		2,321
Receivable from broker-dealers and clearing broker		(39,162)
Accounts receivable		24,566
Prepaid expenses and other assets		(4,558)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		49,925
Payable to broker-dealers		594
Commissions payable		(9,639)
Deferred revenue		(7,708)
Net cash provided by operating activities		329,979
Cash flows from financing activities:		
Dividends paid		(247,413)
Net cash used in financing activities		(247,413)
Net increase in cash and cash equivalents		82,566
Cash and cash equivalents - beginning of year		142,178
Cash and cash equivalents - end of year	$	224,744

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 1 - Organization and nature of business

East Shore Partners, Inc. (the "Company") is incorporated in the state of Delaware for the purpose of doing business as a broker-dealer in securities and to provide investment research services on a consulting basis.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD).

All transactions for the Company's customers are cleared through a clearing broker-dealer on a fully disclosed basis.

Note 2 - Summary of significant accounting policies

Revenue Recognition

Commissions are recorded on a trade date basis as security transactions occur. Revenue for research services are recorded ratably over the term of the consulting agreement. Deferred revenue, none at December 31, 2006, represents amounts received for research services not yet provided.

Valuation of securities

Marketable securities are valued at fair value.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's Hauppauge, New York, office facilities includes scheduled base rent increases over the term of the lease. The Company has recorded as deferred rent the unamortized excess of rent expense over cash payments calculated on a straight-line basis over the lease term.

At December 31, 2006, the deferred rent liability of $22,858 is included in accounts payable and accrued expenses.

EAST SHORE PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Note 2 - Summary of significant accounting policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liabilities for United States Federal income taxes has been made. In addition, the Company, with the consent of its shareholders, has elected to be treated as an S Corporation for New York State. A provision has been made for the minimum amount of state taxes.

Statement of cash flows

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest for the year ended December 31, 2006 was $256.

Note 3 - Property and equipment

At December 31, 2006, property and equipment consists of the following:

Computer equipment	$	86,490
Furniture		52,259
Other equipment		59,263
		198,012
Less: accumulated depreciation		168,144
	$	29,868

Depreciated expense amounted to $24,126 for the year ended December 31, 2006.

Note 4 - Agreement with clearing broker

The Company has entered into a continuing agreement with a clearing broker, to act as the Company's clearing agent.

The Company's agreement with the clearing broker requires that a deposit of $150,000 be maintained in either cash, United States Treasury Bills or money funds. The term of the current agreement will expire on October 31, 2007, and unless terminated in accordance with the provisions of such agreement, will continue after such term for successive one year periods.

Note 5 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2006.

Note 6 - Concentrations of credit risk

The Company maintains cash balances in a financial institution that at times exceeds the amount covered by insurance provided by the Federal Deposit Insurance Corporation. The excess amount at December 31, 2006 was approximately $193,000, based on the financial institution's balance.

In the course of its consulting business, the Company enters into contracts with various clients. In the event clients do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the client. It is the Company's policy to review, as necessary, the credit standing of each client with which it conducts business.

The Company also is engaged in various brokerage activities whose counter-parties primarily include broker-dealers, a clearing broker and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $313,247 which was $288,247 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was .77 to 1.

Note 8 - Stock purchase agreement

The shareholders of the Company have established a stock purchase agreement for the following purposes:

a) To provide for the acquisition of the stock owned by any of the shareholders who may wish to dispose of the same during their lifetime; and

b) To provide for the purchase of the stock of any shareholders who may terminate their employment, become insolvent or die while the stock purchase agreement is in force.

Note 9 - Profit sharing plan

The Company has a profit-sharing plan (the "Plan"), in which all full-time employees who meet certain age and length of service requirements are eligible to participate. Annual contributions to the Plan are to be made at the discretion of the Board of Directors. For the year ended December 31, 2006, the Plan contribution charged to operations was $75,000.

Note 10 - Commitments

In November 2002, the Company entered into a non-cancelable operating lease for its primary office facilities which expires on September 30, 2009.

Future minimum rental commitments are as follows:

Year ending December 31,		
2007	$	112,159
2008		116,229
2009		110,089
	$	338,477

Rent expense amounted to $108,245 for the year ended December 31, 2006.

Note 11 - Related party transactions

Commissions payable include amounts payable to shareholders/officers. As of December 31, 2006, amounts owed to shareholders/officers totaled $11,904.

Note 12 – Contingencies

The Company has been named in an arbitration proceeding pending before the National Association of Securities Dealers, Inc. The Company has responded by denying any liability and has requested a hearing. The hearing has not yet been scheduled. Counsel for the Company has advised that the outcome of the hearing cannot be predicted. Management believes that the outcome of the arbitration will not result in a significant impact on the Company's financial position.

SUPPLEMENTARY INFORMATION

SCHEDULE I

EAST SHORE PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

Allowable capital:		
Total shareholders' equity	$	408,260
Less non-allowable assets:		
Property and equipment, net		29,868
Prepaid expenses and other assets		56,122
Accounts receivable		7,101
		93,091
Net capital before haircuts on securities		315,169
Haircuts on securities		1,922
Net capital	$	313,247
Aggregate indebtedness	$	242,223
Minimum net capital required	$	25,000
Excess net capital	$	288,247
Ratio: Aggregate indebtedness to net capital		.77 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SCHEDULE II

EAST SHORE PARTNERS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2006

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC rule 15c3-3. All customer transactions were cleared through another independent broker-dealer on a fully disclosed basis.

Salibello & Broder LLP

Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
East Shore Partners, Inc.
Hauppauge, New York

In planning and performing our audit of the financial statements and supplemental schedules of East Shore Partners, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Salibello + Broder LLP

February 26, 2007